Exhibit 1

FOR IMMEDIATE RELEASE	3 December 2018

WPP PLC (“WPP”)

Voting rights and Capital 30 November 2018

WPP confirms that its capital consists of 1,332,678,227 ordinary shares with voting rights.

WPP holds 70,857,163 of its ordinary shares in Treasury.

Therefore, the total number of voting rights in WPP is 1,261,821,064 shares.

The figure 1,261,821,064 may be used by share owners as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change in their interest in, WPP under the FCA’s Disclosure and Transparency Rules.

Contact:

Chris Wade, WPP	+44(0) 20 7408 2204

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